Mail Stop 03-05

November 19, 2004

Via U.S. Mail

Stephen H. Brammell, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
Harrah`s Entertainment, Inc.
One Harrah`s Court
Las Vegas, NV 89119

Re:		Harrah`s Entertainment, Inc.
		Registration Statement on Form S-4 filed on October 20, 2004
		File No. 333-119836

Dear Mr. Brammell:

We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Clarify why you include a reference to the determination by the Caesars board of directors that the merger agreement and related transactions are "advisable and fair to" Caesars and its stockholders, but there is no corresponding statement by Harrah`s board of directors, even though both boards obtained fairness opinions.


Additional Information
2. Please note that this information belongs on the inside front cover page with the Table of Contents information, as required by Item 502 of Regulation S-K, and pursuant to Item 2 of Form S-4. Therefore, please move this information to appear at the end of the table of contents pages on page iii, after the notices of special meetings to each company`s shareholders.

Letter to Shareholders of Caesars Entertainment, Inc.
3. Please disclose the date on which the board approved the merger agreement and the transactions contemplated by the merger.

Questions and Answers About the Merger, page 1
4. We note that on the registration statement cover page, you state that certain preferred share purchase rights will be attached to the common stock and issued for no additional consideration. Please revise to discuss these rights in this section and/or the summary section of the proxy/prospectus. Also, supplementally explain to us the mechanics of these purchase rights - how they will attach to the common stock and how they will be issued to Caesars shareholders who elect to receive shares of Harrah`s stock instead of a cash payment.

Stockholders Entitled to Vote; Vote Required, page 13
5. Please split this summary section into two distinct parts because both concepts are important to a shareholder`s understanding of the transaction, but would appear to be more readily understood if discussed separately. In addition, please consider moving the subsection regarding the Share Ownership of Directors and Executive Officers to immediately follow the section regarding the Vote Required, so that shareholders can easily compare and appreciate how much of the vote required is likely to be voted for the merger by executives of each company. Also, supplementally tell us with a view towards disclosure whether the directors and executive officers of either company have entered into any agreements regarding how they intend to vote in the transaction.

Opinions of Financial Advisors, page 14
6. Suppplementally provide us with the board book and any other materials prepared by Deutsche Bank Securities Inc. and UBS Securities LLC. Also, please provide us with a copy of the engagement letter(s).

Interests of Caesar`s Directors and Executive Officers in the Merger, page 15
7. Please include a separately-captioned summary section that addresses who will manage and direct the combined company. This would appear to be a separate topic from the concept addressed by the first paragraph and bullet point list in this subsection. In other words, please identify in a separately-captioned summary section who will be the executive officers and members of the board of directors of the combined company, and disclose which of those persons come from Caesars. Furthermore, please disclose the current number of directors on Harrah`s board who will continue to serve so that shareholders can better understand what it will mean to have between two and four directors from Caesars` board of directors join Harrah`s board.

Risks Related to the Merger, page 29
8. We note that you have only included risks that are related to the merger; however, it appears appropriate under the form requirements that you also include risks that are related to an investment in the combined company, or in Harrah`s common stock following the merger. Please revise as appropriate to discuss the risks related to Harrah`s business going forward.

The price of Harrah`s common stock at the time of completion of the merger..., page 29
9. Please disclose the length of time between when shareholders vote at the special meetings and when the merger will be completed, or briefly state the factors that determine how much time will pass after the special meetings and before the merger is completed. We note your statement in the Q&A section on page 3 that there may be a "substantial period of time" between the special meetings and the effectiveness of the merger. To the extent practicable, please quantify here, and elsewhere as appropriate, the amount of time that may pass between the special meetings and the completion of the merger.

Directors of Caesars have interests in the merger that may be different from, or in addition to, the interests of Caesars stockholders, page 32
10. Please revise to disclose specifically which directors and executive officers will have the conflicts of interest that you reference in this risk factor discussion. For example, we note that Mssrs. Hilton and Bollenbach have been identified as two likely appointees to Harrah`s board of directors following the merger, and that two other members of Caesars board may be also appointed to Harrah`s board of directors. Consider specifying the percentage of Caesars` current board of directors those four directors represent so that investors can better understand what portion of the current directors may have interests different from Caesars` stockholders. Also briefly specify whether any of Caesars` current executive officers plan to stay on with the combined company, and what their specific conflicts of interest may be.

The Merger, page 43
11. Please supplementally tell us what consideration was given, if any, to the formation of a committee of independent directors to evaluate the transaction.

Background of the Merger, page 44
12. Please tell us whether the discussions between Mssrs. Bollenbach and Loveman in December 2003 were ever discussed with the boards of directors of their respective companies, and consider disclosing that in the document.
13. We note your statement that MGM Mirage and Mandalay Resort Group are the third and fourth-largest U.S. gaming companies. Consider disclosing how Caesars and Harrah`s compared to those companies at that time in terms of size and presence in the U.S. gaming industry.
14. Please revise to expand your discussion of the strategic alternatives identified in this section. For those alternatives that were not pursued, please disclose why. For each alternative that was pursued, disclose why the alternative was considered to be inferior to the current transaction. Refer to, for example, your discussion in the second full paragraph on page 44 regarding the strategic alternatives that UBS considered, and your discussion in the fourth paragraph on page 44 regarding the other acquisition opportunities that the company discussed between June 10 and June 30, 2004.
15. We note your disclosure in the second paragraph on page 45.
Please revise to disclose how and why Mssr. Bollenbach made the determination that the merger consideration needed to represent a premium of at least 25%, and why he specifically requested that Harrah`s assure Caesars that the regulatory risks of the transaction were manageable, as opposed to discussing other requirements or other aspects of the possible merger transaction.
16. Refer to the second to last sentence of the penultimate paragraph on page 45. Please revise to briefly disclose all of the "certain other aspects of a potential transaction" you refer to there.
17. We note that at the bottom of page 45, you state that during the negotiation process, Mssr. Bollenbach consulted with several members of Caesars board of directors, and kept them updated on the status of the negotiations. Identify the members of the board with whom Bollenbach consulted and revise to disclose the date and substance of any material discussions.
18. Refer to the second bullet point on page 46. To the extent practicable, please disclose the substance of all of the "number of considerations" you refer to, in addition to antitrust and regulatory considerations.
19. We note your disclosure on page 46 that financial advisors assisted management in reviewing various legal and business materials. If applicable, please refer to Item 4(b) of Form S-4 and Item 1015(b)(1)-(6) of Regulation M-A and provide the disclosure as required with regard to any report, whether oral or written, presented by any other third party to any parties to the transaction.
20. In this regard, we note that Deutsche Bank made presentations at the July 10, July 12 and July 14 meetings to the Harrah`s board of directors, and that USB made presentations to the Caesars board of directors at the July 12 and July 14 meetings. Therefore, please provide the information required by Item 1015(b) of Regulation M-A for each of the presentations by Deutsche Bank and USB.
21. We note your reference at the bottom of page 48 to the conference call the morning of July 14, 2004. Please provide more information regarding the "certain outstanding issues in the merger agreement" that were discussed and resolved in that morning conference call, before the board of directors met later that day.

Deutsche Bank`s Financial Analysis, page 56
22. Please disclose whether Deutsche Bank drew any conclusions from its valuation techniques and if so, indicate how they support fairness and describe them. If not, please indicate what the board concluded from each analysis.
23. Please disclose the specific amount of compensation paid to Deutsche Bank in connection with its services as financial advisor to Harrah`s, including the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 1015(b)(4) of Regulation M-A.

Opinion of Caesars` Financial Advisor, page 60
24. Please revise to disclose how the oral opinion differed in any aspect from the written opinion that was later delivered to the board.
25. We note that the fairness opinion goes to the "aggregate merger consideration" to be received by the holders of Caesars common stock. Please revise to clarify whether UBS considered the fairness of each type of merger consideration alternative available to stockholders (cash or stock) separately, and if not, why not.
26. Please remove the phrase "among other things" from the sentence preceding the bullet point list on page 61, or briefly clarify what you mean by that statement.

Summary - UBS Financial Analyses, page 62
27. Disclose also here whether UBS drew any conclusions from its valuation techniques that supported the fairness determination. If so, describe them. If not, please indicate what the board concluded from each analysis.
28. With regard to the disclosure regarding UBS` valuation techniques, please consider revising to provide further explanation as to how the tables or other results identified in the disclosure support fairness.

Miscellaneous, page 66
29. In accordance with Item 1015(b)(4) of Regulation M-A, please confirm that no material relationship between UBS and Caesars has existed over the past two years, and disclose the amount of compensation paid, or to be paid, to UBS in connection with its services as financial advisor to Caesars in this transaction, including the amount and percentage of the fee that may be contingent upon completion of the merger.

Material United States Federal Income Tax Consequences, page 76
30. It appears from the text of your tax opinions filed as Exhibits
8.1 and 8.2 that you intend to use short-form legal opinions. If that is the case, this discussion in the registration statement should reflect that it "is" counsel`s opinion as to the material federal income tax consequences of the merger, not that it is merely a "discussion" or "summary" of the federal income tax consequences. Please clarify and revise accordingly.

Listing of Harrah`s Common Stock, page 79
31. Supplementally tell us why you need approval from the NYSE to list the shares of stock to be issued in the merger, and clarify whether you have enough authorized shares at this time to complete the merger. Consider including this information in the document if appropriate.




Conditions to Completion of the Merger, page 94
32. Disclose whether there is any material uncertainty as to any of the conditions to the consummation of the merger.

Representations and Warranties, page 95
33. Please remove the phrase "among other things" from the sentence before the bullet point list, or clarify what that means. The list should probably include all material or significant representations and warranties contained in the merger agreement.

Harrah`s Board of Directors, page 110
34. Please discuss the change in Harrah`s board of directors with more detail, so that investors can better understand who will direct the company going forward. For example, you should disclose the number of directors of each class currently on Harrah`s board of directors, and you should also disclose the process by which each of the two additional Caesars directors will be considered for appointment to Harrah`s board of directors. Currently that appointment process is unclear. Is there a difference between the appointment of the first additional Caesars director and the second additional Caesars director to be considered for appointment? If not, it is unclear why you disclose these facts in two separate sentences. Please clarify and revise this section, and elsewhere in the document, as necessary.

Comparison of Stockholders Rights and Corporate Governance Matters, page 121
35. Please revise this section to discuss also whether there are any changes in quorum provisions and maintenance of corporate books and records.

Legal Matters, page 140
36. Please revise the second sentence to remove the word "certain" and instead reference the opinions of Latham & Watkins and Skadden, Arps with respect to the "material" U.S. federal income tax consequences of the merger, consistent with your section heading on page 76.

Annex C
37. Refer to the first full sentence on page C-2. Please supplementally tell us why this sentence refers to a "draft" agreement.


Part II

Item 22. Undertakings
38. Please provide the requisite Rule 415 undertakings found in Item 512(a) of Regulation S-K.

Exhibit 8.1, Tax Opinion - Latham & Watkins
39. If you intend to use a short-form legal opinion, please revise the first sentence on page 2, after the five-part list, to clarify that the opinion in the registration statement "is" counsel`s opinion and remove any inferences that the tax opinion of counsel contained in the registration statement is a summary.
40. Please revise the last paragraph on page 2 to remove the inappropriate limitation as to who may rely upon the opinion. The shareholders, as well as the company the letter is addressed to, should be able to rely upon the opinion in casting their vote in the merger.

Exhibit 8.2, Tax Opinion - Skadden, Arps
41. If you intend to use a short-form legal opinion, please revise the paragraph at the end of page 2 to clarify that the discussion in the registration statement "is" your tax opinion (as it relates to the material United States federal income tax consequences), not that it is your opinion that the material in the registration statement is a fair discussion of the tax consequences.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Katherine Hsu at (202) 942-2856 or me at (202) 942-2936 with any other questions.

Regards,




Sara W. Dunton
Special Counsel
cc: Charles K. Ruck, Esq. (via fax)
Stephen H. Brammell, Esq.
Harrah's Entertainment, Inc.
November 19, 2004
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